SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-11274

NOTIFICATION OF LATE FILING

(Check One):	|X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

          For Period Ended:                      January 3, 2004

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K	|_| Transition Report on From 10-Q |_| Transition Report on Form N-SAR

          For the Transition Period Ended: ____________________________________________

          Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant      Pharmaceutical Formulations Inc.
Former name if applicable _______________________________________________________

460 Plainfield Avenue

Address of principal executive office (Street and number)

Edison, NJ 08818-1904

City, state and zip code

PART II
RULE 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| | | | |x| | | | | |	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           Pharmaceutical Formulations, Inc. (the "Company") could not complete its filing on Form 10-K for the year ended January 3, 2004 (the "10-K") due to a delay in obtaining and compiling information required to be included in the 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company believes that it will be able to obtain and file such information by the 15th calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

A. Ernest Toth, Jr.	(732) 985-7100

(Name)	(Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|_| Yes |X| No

          The Company’s Form 8-K/A providing financial statements in connection with the acquisition of Konsyl Pharmaceuticals, Inc., which acquisition was the subject of a Form 8-K dated May 15, 2003, has not been filed.

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           During December 2002, the Company changed its fiscal year-end from the 52-53 week period which ends on the Saturday closest to June 30 to the 52-53 week period which ends on the Saturday closes to December 31. The last annual report on Form 10-K which the Company filed covered the 52 weeks ended June 29, 2002; the Company also filed a transition report on Form 10-K for the six months ended December 28, 2002. Fiscal 2003 consists of the 53 weeks ended January 3, 2004; for purposes of this explanation, the corresponding period for the last fiscal year is considered to be the 52 week period ended December 28, 2002.

           The earnings statement for fiscal 2003 will reflect the results of operation of Konsyl, Inc., which was acquired in May 2003. The final reported earnings statement for fiscal 2002 and for the comparable period of the prior year should be substantially as follows: the Company had net sales of $72.5 million for fiscal year 2003 compared with net sales of $59.6 million for the comparable period of the prior year, an increase of 21.6%. Of the increase, $6.3 million reflected Konsyl’s net sales for the period May 16, 2003 to January 3, 2004. The balance of the sales increase, totaling $6.6 million or 11.1%, is attributable to organic growth from established private label customers. The Company incurred a net loss of $1.8 million for fiscal year 2003 compared to a net loss of $1.4 million for the comparable period in the prior year.

Pharmaceutical Formulations, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 5, 2004	By: /s/ A. Ernest Toth, Jr. A. Ernest Toth, Jr., Vice President and Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

           Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001).

GENERAL INSTRUCTIONS

          (1) This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

          (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

          (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          (4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

          (5) Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.